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                             December 18, 2020

       R. Scott Blackley
       Chief Financial Officer
       Capital One Financial Corp.
       1680 Capital One Drive
       McLean, Virginia 22102

                                                        Re: Capital One
Financial Corp.
                                                            Form 10-Q for the
Quarterly Period Ended September 30, 2020
                                                            Filed November 2,
2020
                                                            Form 8-K Furnished
October 22, 2020
                                                            File No. 1-13300

       Dear Mr. Blackley:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-Q for the Quarterly Period Ended September 30, 2020

       Notes to Consolidated Financial Statements
       Note 3 - Loans, page 93

   1. We note that the loan tables (3.1 through 3.5) include the impacts of the COVID-19 customer assistance
programs where applicable. In order for the reader to obtain a clear understanding of the
impacts of the COVID-19 programs on the different types of loans affected, please revise
future filings to address how these loans have been reflected in each of the tables.
This can be done in separate tables or in footnote disclosure.
   2. We note your tabular presentations would appear to exclude accounts from the TDR designation due to
regulatory exemptions. Please tell us what consideration has been given to including a
supplemental table in future filings for those customer loans that qualified for
regulatory exemption from TDR classification, in order to provide the reader
 R. Scott Blackley
Capital One Financial Corp.
December 18, 2020
Page 2
         with expanded insight into the underlying credit quality of those customers. The following are examples of information that would enhance transparency and granularity of your tabular and textual disclosures.

                The number of accounts and related dollar amounts excluded by loan type as well as the types of loan modifications made.
                The number (or percentage) of those customers that have made a payment in the last payment cycle.
                The number (or percentage) of those customers that have made no payments since entering the program.
                Provide a distribution by most recent FICO score (e.g., 660 and above, 621-660, and less than 620 or no scores).
Form 8-K furnished October 22, 2020

EX-99.2
Reconciliation of Non-GAAP Measures, page 22

3. Please revise your future filings to eliminate the presentation of a full income statement of non-GAAP measures. We reference Compliance and Disclosure Interpretation (C&DI)
         Question 102.10 on Non-GAAP Financial Measures.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Michael Henderson, Staff Accountant at 202-551-3364 or Marc
Thomas, Staff Accountant at 202-551-3452 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameR. Scott Blackley                            Sincerely,
Comapany NameCapital One Financial Corp.
                                                               Division of
Corporation Finance
December 18, 2020 Page 2                                       Office of
Finance
FirstName LastName